FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 20th of September, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	September 20th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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Editorial Contacts for M-Systems:	Investor Contacts for M-Systems:
Bryan Sherlock (North America)	Jeff Corbin / Lee Roth
O`Leary and Partners Public Relations	KCSA Worldwide
bsherlock@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-949-224-4035	Tel: 1-212-896-1214 / 1209

Hemal Vasavada (Europe)
Harvard Public Relations
hemal.vasavada@harvard.co.uk
Tel: +44 (0) 20 8564 6323

FOR IMMEDIATE RELEASE

M-Systems Introduces the Most Robust Security Application, Combining Data Encryption, Ease-of-Use and Blazing Performance for Smart DiskOnKey® Enabled Devices

KeySafe 3.0 Assures Data is Secure Even if Devices are Shared, Lost or Stolen

FREMONT, Calif., Aug. 4, 2004 - M-Systems (Nasdaq:  FLSH), the leading developer of USB flash drives and creators of the Smart DiskOnKey platform, has combined ease-of-use with robust data security dispelling the myth that extreme security has to be a daunting experience to end-users.  The Company`s latest security application, KeySafe 3.0, not only offers complex encryption, but also utilizes the device`s fast processor speeds coupled with innovative firmware making data security seemingly transparent to users.

"We firmly believe that security measures would be more easily accepted if they were easier to use," said Blaine Phelps worldwide marketing director for M-Systems` DiskOnKey.  "As the popularity of USB flash drives continues to grow at a phenomenal rate, end-users will undoubtedly adopt more applications and make them a part of everyday use.  KeySafe 3.0 assures users that storing confidential business data or personal information will remain protected should the device be lost or misplaced."

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How KeySafe 3.0 Works

KeySafe 3.0 combines performance and ease-of-use with intricate data security protection.  The application is activated as soon as the device is inserted into the USB port.  Once inserted, KeySafe 3.0 instantly launches using the autorun feature developed for the Smart DiskOnKey platform, similar to a CD that initiates upon insertion into the computer.  For first time use or for every unfamiliar computer, the application will request the user`s password prompting them to select the option to "trust" the PC.  Once the PC or numerous computers are deemed trustworthy, the user will never have to enter that password again and their data will be stored directly to a pre-designated secure zone of the device.  KeySafe 3.0 also offers a free unencrypted shared zone for public data storage.  Saving data to this area is as simple as saving files to the computer`s hard drive.  Should data be accessed at a new computer and the password not correctly entered, the user will only have access to the free-shared zone.

In addition to bringing ease-of-use to security, KeySafe 3.0 is not impacted by performance constraints normally associated with the processing of complex cryptographic AES algorithms.  By combining the blazing 23MB read and 15MB write speeds offered by the device`s DOK T5 ASIC, with the cryptographic architecture designed by M-Systems` renowned Fortress Security Division, encrypted data is processed at these high speeds making it the fastest USB flash drive currently on the market.

The KeySafe 3.0 security application is available with a graphic user interface that supports nine languages with operating system requirements of Win 98 SE, 2000 and XP.  The application will be available through M-Systems` Smart DiskOnKey platform partners and as a free download on the DiskOnKey website for end-users possessing DOK T5 ASIC enhanced devices.  Please visit the DiskOnKey website at www.diskonkey.com for additional information, purchase outlets or to contact the sales staff for implementation into product lines.

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About M-Systems` Smart DiskOnKey Platform

The Smart DiskOnKey platform is a unique patented solution offering top tier partners with unprecedented flexibility and ease-of-use to implement M-Systems` expertise into their existing product line or to design their own form factor using the Company`s internal architecture.  The award-winning DiskOnKey product line offers trusted quality, reliability, ease-of-use, extreme security, and the industry`s leading product warranty.  Furthermore, M-Systems` Smart DiskOnKey platform offers partners unparalleled computing capability with the flexibility to extend the use of the device beyond simple storage to meet any variety of requirements.

M-Systems` patented flash management software, True Flash File System (TrueFFS®), is an integral component to the Smart DiskOnKey platform.  TrueFFS transparently provides full flash media management offering unsurpassed data integrity and assurance.

DiskOnKey products have been submitted to rigorous testing for reliability and durability earning Microsoft`s Windows Hardware Quality Testing Lab (WHQL) certification as well as receiving the certified-USB logo set by the USB-IF.  For product information, enhancements and upgrades please visit www.diskonkey.com.

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About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products. For more information, please contact M-Systems at www.m-systems.com.

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NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in

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the Company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the Company`s and its customers` inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the Company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the Company`s and its customers` products; and other risk factors detailed in the Company`s most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  The Company assumes no obligation to update the Information in this release.  Reference to the Company`s website above does not constitute incorporation of any of the information thereon into this press release.

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Tiger Telematics and M-Systems to Provide the Benefits of Advanced On-Board Solid-State Storage to Mobile Gaming Enthusiasts

The World`s Smallest Flash Disk Provides 64MB of High-Performance Internal Storage for Windows CE .NET Operating System and a Variety of Software Applications

LONDON and KFAR SABA, Israel, August 25, 2004 - Tiger Telematics` (Nasdaq: TGTL)  eagerly anticipated handheld multi-entertainment device, the Gizmondo, will come complete with the industry`s most advanced on-board nonvolatile memory chip, mDiskOnChip G3 from M-Systems (Nasdaq: FLSH).

Launched in March 2004, mDiskOnChip G3 provides low cost, next-generation flash storage for embedded systems, without compromising reliability and performance.  It leverages M-Systems` field-proven technologies developed for mobile phones and PDAs to deliver the most reliable multi-level cell (MLC) NAND flash-based data and code storage with boot functionality.  mDiskOnChip G3 is optimized for seamless integration in embedded systems with support for all major CPU architectures, such as ARM, and all operating systems, including Microsoft Windows CE .NET.

The Microsoft Windows CE.NET-powered Gizmondo boasts a 2.8-inch TFT color screen with a Samsung ARM900 400MHz processor and incorporates a 64-bit graphics accelerator.  Planned to hit markets in Europe and North America late this year and during 2005, Gizmondo provides cutting-edge gaming, multimedia messaging, an MP3 music player, MPEG4 movie playing capability, a digital camera and a GPRS network link to allow wide-area network gaming.  It also contains a GPS chip for location-based services and is equipped with Bluetooth for use in multi-player gaming.  Nestled within Gizmondo is M-Systems' 64MB flash disk, providing the necessary on-board storage for the variety of software applications.

"I am sure that customers will appreciate the overall user experience achieved through the impressive combination of the latest technologies that is found within Gizmondo," said Francois Kaplan, general manager of M-Systems Europe.  "I am pleased to see our new mDiskOnChip G3 product contribute to the high-performance, small size and long battery life of this exciting multi-entertainer."

mDiskOnChip G3 is based on the same technologies that catapulted Mobile DiskOnChip G3 to success, making it the choice of the top mobile phone and PDA manufacturers.  Among these technologies are x2 technology and TrueFFS software.  x2 technology was developed by M-Systems to overcome the reliability and performance degradation of highly cost-effective MLC NAND technology, which stores twice the amount of data per cell than the standard, single bit, NAND flash.  TrueFFS, an industry-standard for flash management, maximizes the lifetime of flash silicon, guarantees data reliability and contributes to the ease of integration of DiskOnChip products.

"DiskOnChip's ease of integration has helped us to decrease our time to market.  Like Microsoft's operating system and Samsung's processor, M-Systems' flash disk is helping us to deliver an amazing amount of high-performance functionality, which should also help us to capture some of the enormous handheld gaming market," said Steve Carroll, CTO at Gizmondo.

Jupiter Research, a leading international research advisory organization specializing in business and technology market research, forecasts that the audience for portable gamers will grow from 2003's 23 million to 43 million in 2009, with revenue growing from 2003's $1.6 billion to $2.7 billion in 2009 as mobile technology proliferates.

Gizmondo will be priced between $300 and $400 and is set to first launch in the United Kingdom later this year.

About Tiger Telematics and Gizmondo

Gizmondo Europe Ltd. is an owned subsidiary of Tiger Telematics Inc.(TGTL) and is the maker of Gizmondo, a next-generation mobile entertainment device.  Set to launch in late 2004, the gaming device, includes music, video, messaging and picture functions.

Tiger is a designer, developer and marketer of mobile telematics systems and services that combine global GPS functions and voice recognition technology to locate and track vehicles and people down to street level in countries throughout the world. The systems are designed to operate on GPS and are currently being marketed to GSM current and potential subscribers, primarily by the company's United Kingdom based subsidiaries.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  A high-resolution photo image of the Gizmondo handheld multi-entertainment device from Tiger Telematics with M-Systems' 64MB mDiskOnChip G3 flash disk can be found on the Internet at www.m-systems.com/images/prs/Gizmondo_w_mDOC_G3.jpg.

For further information please contact:

Editorial Contacts for M-Systems	Editorial Contact for Gizmondo
Gina Ray / Kristine Hernandez	Patrik Wallgren
O`Leary and Partners	Head of Global Public Relations, Gizmondo
gray@olearypr.com / khernandez@olearypr.com	Patrik.Wallgren@gizmondo.com
Tel: +1-949-224-4023 / 4036	Tel: +44-7813-647-752

Investor Contacts for M-Systems	Editorial Contact for Tiger Telematics
Jeff Corbin / Lee Roth	Mike Carrender
KCSA Worldwide	CEO
jcorbin@kcsa.com / lroth@kcsa.com	Tiger Telematics, Inc.
Tel: +1-212-896-1214 / 1209	Tel: +1-904-279-9240

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

Except for historical matters contained herein, the matters discussed in this press release are forward-looking and are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that these forward-looking statements reflect numerous assumptions and involve risks and uncertainties that may affect Tiger Telematics, Inc. and its subsidiary businesses and prospects and cause actual results to differ materially from these forward-looking statements. Among the factors that could cause actual results to differ are Tiger Telematics Inc.'s operating history; competition; low barriers to entry; reliance on strategic relationships; rapid technological changes; inability to complete transactions on favorable terms; and those risks discussed in the Company's filings with the SEC.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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